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June 2, 2014

Writer’s Direct Contact

916.325.1309

CFarman@mofo.com

Mr. Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-1
Filed May 16, 2014
File No. 333-196058

Dear Mr. Dobbie:

We enclose herewith, on behalf of Marrone Bio Innovations, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated May 28, 2014. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Underwriting, page 125

1.	Please disclose that the selling stockholders may be deemed underwriters for this offering.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 124.

Justin Dobbie

June 2, 2014

Page Two

Exhibits

2.	Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

Response: We confirm the legality opinion has been filed as exhibit 5.1 with Amendment No. 1.

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (916) 325-1309.

Sincerely,

/s/ Charles S. Farman

Charles S. Farman, Esq.

cc:	Ada D. Sarmento, Esq. (Division of Corporate Finance)
Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)
Jim B. Boyd (Marrone Bio Innovations, Inc.)
John W. Campbell, Esq. (Morrison & Foerster LLP)
Alfredo B. D. Silva, Esq. (Morrison & Foerster LLP
Boris Dolgonos, Esq. (Jones Day)

Enclosures